Exhibit 77(i)

Terms of New or Amended Securities

1.   At the March 27, 2009 Board meeting, the Board of Trustees of ING Equity Trust approved the modification the Distribution and Service Plan for  the Class A Shares of ING MidCap Opportunities Fund and ING SmallCap Opportunities Fund (collectively, the “Funds”) to reflect that the Funds do not pay a distribution fee. The modification has the effect of making permanent the current waiver between ING Funds Distributor, LLC (“IFD”) whereby IFD waives the 0.05% distribution fee payable to it.

2.   At the May 14, 2009 Board meeting, the Board of Trustees of ING Equity Trust approved the establishment of Class W Shares on behalf of ING MidCap Opportunities Fund and ING Equity Dividend Fund.